Exhibit 12.01

        The ratio of earnings to fixed charges was computed as follows:

	Nine Months Ended July 31, 2007	Fiscal Year Ended October 31,
		2006	2005	2004	2003	2002
Earnings:
Add:
Earnings from continuing operations before taxes and equity income	$469	$627	$291	$87	$(746)	$(1,566)
Fixed charges	86	110	58	72	75	87

Total	$555	$737	$349	$159	$(671)	$(1,479)
Fixed charges:
Interest expense	68	69	27	36	36	36
Estimate of the interest within rental expense	14	37	33	30	33	46
Amortization of capitalized expenses related to indebtedness	4	4	9	6	6	5

Total	86	110	58	72	75	87
Ratio of Earnings to Fixed Charges	6.45	6.70	6.02	2.21	(a )	(a )

(a)
In order to cover fixed charges in the years ended October 31, 2003 and 2002, our earnings from continuing operations before taxes and equity income would have had to increase by $746 million and $1,566 million, respectively.